s-Hertogenbosch, Holland, January 11, 2017

ANNOUNCEMENT OF THE EXTRAORDINARY RESOLUTION PASSED AT THE NOTEHOLDER MEETING
(Bekanntmachung über die Beschlussfassung in der Gläubigerversammlung)

by

INNOGY FINANCE B.V. (previously RWE FINANCE B.V.)
(the Issuer)

to holders of its outstanding

EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718) (the 2020 Notes)

Reference is made to the invitation to the noteholder meeting dated November 15, 2016 published by innogy Finance B.V. (the Invitation) and the Noteholder Meeting (Gläubigerversammlung) held on January 11, 2017 from 11.00 (CET) in Amsterdam, the Netherlands. Terms defined in the Invitation have the same meaning when used in this Announcement.

This Announcement is made with regard to the securities of a foreign company in reliance on the exemption afforded under Rule 802 of the U.S. Securities Act of 1933, as amended. The offer of the New Guarantee is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Invitation or any related document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for Noteholders to enforce their rights and any claim they may have arising under the federal securities laws, since the New Guarantor is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Noteholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

ENGLISH LANGUAGE VERSION

At the Noteholder Meeting, the following Extraordinary Resolution was passed with the required majority in relation to the EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718) (the 2020 Notes):

The Noteholders grant their consent to the cancellation of the guarantee agreement entered into between RWE Aktiengesellschaft as guarantor and Deutsche Bank Aktiengesellschaft as fiscal agent on 14 April 2010, under which RWE Aktiengesellschaft has inter alia issued the unconditional and irrevocable guarantee for the due payment of principal and interest and any other amounts payable on the EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718), to the extent such guarantee relates to the EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718), and provided that, before such cancellation becomes effective, a guarantee agreement is entered into at essentially the same terms between innogy SE as guarantor and Deutsche Bank Aktiengesellschaft as fiscal agent in respect of the EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718), and authorize and instruct innogy Finance B.V. (previously RWE Finance B.V.) to make all required amendments in the Terms and Conditions, including their introductory part and/or preamble, to reflect such change in guarantor.

GERMAN LANGUAGE VERSION